Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Advanced Energy Industries, Inc. for the registration of its debt securities, common stock, preferred stock, warrants, purchase contracts, purchase units, and units and to the incorporation by reference therein of our reports dated February 13, 2026, with respect to the consolidated financial statements of Advanced Energy Industries, Inc., and the effectiveness of internal control over financial reporting of Advanced Energy Industries, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado
June 10, 2026